MEDIZONE INTERNATIONAL, INC.
350 East Michigan Avenue, Suite 500
Kalamazoo, Michigan
  49007

March 22, 2018

VIA E-MAIL AND EDGAR SUBMISSION
Securities and Exchange Commission
Attention: John Reynolds
Division of Corporate Finance
Mail Stop 3561
100 F Street N.W.
Washington, D.C. 20549
Re:          Medizone International, Inc.
Withdrawal of Registration Statement on Form S-1, File No. 333-222991
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Medizone International, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1, File No. 333-222991 (together with all exhibits thereto, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was filed by the Company on February 12, 2018. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement.
The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
If you have any questions with respect to this matter, please contact the Company’s counsel, Kevin Pinegar of Durham Jones & Pinegar, P.C., at (801) 415-3000.

Sincerely, MEDIZONE INTERNATIONAL, INC.

/s/ Philip A. Theodore
Philip A. Theodore Executive Vice President and General Counsel

cc:          Pamela Howell
Jonathan Burr